March 31, 2005


via facsimile and U.S. mail


Mr. Raoul Tsakok
Chairman and Chief Executive Officer
Sterling Group Ventures, Inc.
900 - 789 West Pender Street
Vancouver, BC
Canada	V6C 1H2


	Re:	Sterling Group Ventures, Inc.
		Form 10-KSB, filed September 10, 2004
		File No. 333-97187


Dear Mr. Tsakok:

      We have reviewed the above filing and have the following engineering comments. Please comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the fiscal year ended May 31, 2004

Engineering Comments

Our Current Business, Page 4

1. In future filings disclose the company is an exploration stage company and that there is no assurance a commercially viable mineral deposit exists on any of the properties. Also indicate further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

2. Discuss the phased nature of the exploration process in future filings. Describe the progress of the current exploration program within this exploration process. Disclose that the company will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

3. The fifth paragraph on page 5 describes an estimate of 200,000 tons of LiO2 with a grade of 1%. In future filings designate whether this is a proven or probable reserve as described by Industry Guide
7. Please note that mineral "reserves" for a mineral property cannot be designated unless:

* Competent professional engineers conduct a detailed engineering and economic feasibility study, and the study demonstrates that a mineral deposit can be mined at a commercial rate and a profit made.

* The company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Revise the future disclosures accordingly. In addition, revise future disclosures to ensure that the company does not prematurely indicate that it plans on mining a property before a proper feasibility study and economic viability determination has been conducted.

4. In future filings, insert a small-scale map showing the location and access to the property. Note that SEC`s EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for our review.


Other Risks and Uncertainties, page 11

5. In future filings substantiate significant technical training and/or experience in minerals exploration or mining by members of management. If this is not possible include a risk factor, early in the risk factor section, that management lacks technical training and experience exploring for, commissioning, and/or operating a mine. With no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within this industry. The decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently, operations, earnings, and ultimate financial success could suffer irreparable harm due to management`s lack of experience in this industry.

6. Add a risk factor in future filings that addresses the fact that the property has not been examined in the field by a professional geologist or mining engineer and detail the risks to investors.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact George (Ken) Schuler, mining engineer, at
(202)
824-5527 or, in his absence, Roger Baer, mining engineer, at (202) 942-2965, if you have questions regarding engineering comments. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


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Sterling Group Ventures, Inc.
March 31, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE